March 16, 2016

PRIVATE AND CONFIDENTIAL

Lee Turlington

Dear Lee:

We are pleased to offer you the position of Chief Product Officer with Canada Goose Inc. (“CG”) effective at a date to be mutually agreed upon pending appropriate Canadian work authorization (“Start Date”).

All capitalized terms not otherwise defined herein shall have the meaning and effect set out in Schedule A attached hereto. You acknowledge and agree that it is a condition of this offer of employment that you have obtained all appropriate Canadian authorizations and work visas in a form acceptable to CG.

Terms of Your Employment Include:

Term and Duration: Your employment under this Agreement will be for a fixed term expiring on March 1, 2019 (the “Expiry Date”), unless terminated earlier in accordance with the “Termination” provisions of this Agreement.

Responsibilities and Authority: You will be responsible for the vision, strategic direction and management of CG products, including responsibility for the organization, leadership, development, and management of global merchandising, design, materials, licensing, research and development, product development and engineering and advanced innovation. You will have authority to lead and manage the CG product and team from concept inception to consumer presentation. You will report directly to Dani Reiss, President & CEO.

Place of Employment: Your primary place of employment shall be at CG’s Toronto area head office. However, it is understood and agreed that you will maintain your current residence in California, that you will work on a regular basis from an office you maintain at your residence, and that you will be present in the Toronto office to the extent that as you and the President & CEO shall determine to be reasonably necessary but approximately three weeks per month, on average.

Base Salary: Your base salary will be $350,000 USD per annum and will be deposited on a bi-weekly basis via electronic funds transfer to your bank account less all applicable statutory withholdings and deductions. Annual salaries are reviewed for possible increases each year during our Fiscal Year End Performance Management and Development Process.

Bonus Plan: You will be eligible to participate in our Bonus Plan at a target rate of 40% of base salary. Eligibility and pay out for this plan is based on performance and paid out at the end of the fiscal year. Payouts can range from 0%-160% of Target. The award of any bonus is solely and absolutely in CG’s discretion. You must be an active employee in order to receive payment from the bonus plan (subject to the exception under “Termination” below).

Stock Options: In addition to the above, the Company has established a stock option plan to provide additional compensation opportunities to certain senior level employees of the Company and its subsidiaries. Further plan documentation will be provided in a separate options agreement.

Vacation: You are entitled to 4 weeks of vacation per calendar year. Should you not complete any full calendar year of employment any vacation monies paid out to you which have not been earned will be deducted from your final pay.

Accommodation allowance: CG will provide you with a reimbursement or an allowance to secure accommodations while in Toronto on CG business and reasonable transportation within the city which will not exceed $60,000 CAD per annum. CG will provide you with a full tax gross-up for any tax implication to you as a result of this allowance or reimbursement.

Travel allowance: CG will provide you with a travel allowance or reimbursement of $30,000 CAD per annum to cover the travel costs for you and your immediate family between your home in the US and Toronto. This allowance will cover flights, airport transportation, other travel-related costs associated with your family visits between Los Angeles and Toronto. Additional travel for business purposes will be approved outside of this allowance. All travel is subject to CG’s Travel & Expense Policy, a copy of which has been provided to you. CG will provide you with a full tax gross-up for any tax implication to you as a result of this allowance or reimbursement.

Benefits: You will be eligible to participate in CG US’ salaried employee benefits plan effective on your Start Date. You have been provided a copy of the plan.  There is a cost-sharing model for medical and dental premiums.  Employees will pay 20% for single coverage and 40% for couple and family coverage.  Your premium contribution will be deducted from each biweekly pay and subject to change based on benefit plan revisions.

Employee Purchase Plan: You are entitled to 3 complimentary jackets each calendar year. You are also eligible to participate in CG’s Employee Purchase Plan. This benefit is designed to assist you with purchasing CG products at a reduced rate for you and your immediate family.

Employee Policy Manual: You have been provided with a copy of CG’s current employee policy manual. You agree that you will adhere to all CG policies, guidelines, systems and procedures. CG reserves the right to change the provisions of any of these at any time.

Expenses: All of your reasonable out-of-pocket business expenses will be reimbursed by CG upon receipt of appropriate documentation of such actually incurred expenditure. Any major expenses must be authorized in advance.

Confidential Information: You acknowledge that CG and its Affiliates continually develop Confidential Information, that you may develop Confidential Information for the Corporation or its Affiliates and that you may learn of Confidential Information during the course of employment. You agree that all Confidential Information which you create or to which you have access as a result of your employment or other associations with CG or any of its Affiliates is and shall remain the sole and exclusive property of CG or its Affiliate, as applicable. You shall comply with the policies and procedures of CG and its Affiliates for protecting Confidential Information and shall never disclose to any person, corporation, limited liability corporation, association, partnership, estate or other entity (each a “Person”) (except as required by applicable law or for the proper performance of your duties and responsibilities to CG and its Affiliates), or use for your own benefit or gain or the benefit or gain of any other Person, any Confidential Information obtained by you incident to your employment or any other association with CG or any of its Affiliates. You understand that this restriction shall continue to apply after your employment terminates or expires, regardless of the reason for such termination or expiration. Further, you agree to furnish prompt notice to CG of any required disclosure of Confidential Information sought pursuant to subpoena, court order or any other legal process or requirement, and agree to provide CG a reasonable opportunity to seek protection of the Confidential Information prior to any such disclosure.

All documents, records, tapes and other media of every kind and description relating to the business, present or otherwise, of CG or any of its Affiliates and any copies or derivatives (including without limitation electronic), in whole or in part, thereof (the “Documents”), whether or not prepared by you, shall be the sole and exclusive property of CG. Except as required for the proper performance of your regular duties for CG or as expressly authorized in writing in advance by the President and CEO or such other authorized designee as the Board of Directors of CG (the “Board”) may determine, you will not copy any Documents or remove any Documents or copies or derivatives thereof from the premises of CG or its Affiliates. You shall safeguard all Documents and shall surrender to CG or its Affiliates at the time your employment terminates, and at such earlier time or times as the Board or its designee may specify, all Documents and other property of CG or any of its Affiliates and all documents, records and files of the customers and other Persons with whom CG or any of its Affiliates does business (“Third Party Documents,” and each individually a “Third Party Document”) then in your possession or control; provided, however, that if a Document or Third-Party Document is on electronic media, you may, in lieu of surrendering the Document or Third-Party Document, provide a copy to CG or its Affiliates on electronic media and delete and overwrite all other electronic media copies thereof. You also agree that, upon request of any duly authorized officer of CG, you shall disclose all passwords and passcodes necessary or desirable to enable CG or the Persons with whom CG or any of its Affiliates do business to obtain access to the Documents and Third-Party Documents.

Restricted Activities. You agree that the following restrictions on your activities during and after your employment are necessary to protect the goodwill, Confidential Information and other legitimate interests of CG and its Affiliates. You agree that, during the period commencing the date hereof and continuing for twelve (12) months (if your employment is terminated during its first year) or twenty-four (24) months (if your employment is terminated subsequent to its first year) after your employment terminates, regardless of the basis or timing of that termination, (the “Non-Competition Period”), you shall not, directly or indirectly, whether as owner, partner, investor, consultant, agent, employee, co-venturer or otherwise, carry on or be engaged in or have any financial or other interest in or be otherwise commercially involved in any endeavour, activity or business which is competitive with the Business of CG or any of its Affiliates or undertake any planning for any business competitive with the Business of CG or any of its Affiliates within any jurisdiction listed on Schedule B hereto, or any other jurisdiction within which CG and/or any of its Affiliates conducts business or has specific plans to conduct business at or prior to the date that your employment terminates (the “Restricted Area”). Specifically, but without limiting the foregoing, you agree not to, without the prior written consent of CG, engage in any manner in any activity that is directly or indirectly competitive or potentially competitive with the Business of CG or any of its Affiliates, as conducted or under consideration at any time during your employment, within the Restricted Area and you further agree not to work for or provide services, in any capacity, whether as an employee, independent contractor or otherwise, whether with or without compensation, to any Person who is engaged in any business that is competitive with the Business of CG or any of its Affiliates for which you have provided services, as conducted or in planning during your employment within the Restricted Area. The foregoing, however, shall not prevent you having passive ownership of three (3) percent or less of the equity or debt securities of any publicly traded company. For the purpose of this Agreement, a “Person who is engaged in any business that is competitive with the business of CG” shall expressly include, without limitation, those companies listed in Schedule “C” attached hereto.

You further agree that, during your employment with CG and/or its Affiliates, you will not undertake any outside activity, whether or not competitive with the Business of CG or any of its Affiliates that could reasonably give rise to a conflict of interest or otherwise interfere with any of your duties or obligations to CG or any of your Affiliates.

You also agree that, during the period commencing the date hereof and continuing for twelve (12) months (if your employment is terminated during its first year) or twenty-four (24) months (if your employment is terminated subsequent to its first year) after your employment terminates, regardless of the basis or timing of that termination (the “Non-Solicitation Period”), you will not directly or indirectly (i) solicit or encourage any Customer or Prospective Customer to terminate or diminish its relationship with CG or its Affiliates; or (ii) seek to persuade any such Customer or Prospective Customer to conduct with anyone else any business or activity which such Customer or Prospective Customer conducts or could reasonably be expected to conduct with CG or any of its Affiliates; provided that these restrictions shall apply during the Non-Solicitation Period only if you have performed work for such Customer or Prospective Customer during your employment with CG or one of its Affiliates or been introduced to, or otherwise had contact with, such Customer or

Prospective Customer as a result of your employment or other associations with CG or one of its Affiliates or has had access to Confidential Information that would assist your solicitation of such Person.

You agree that during your employment (excluding any activities undertaken on behalf of CG in the course of your duties) and during the Non-Solicitation Period, you will not, and will not assist any other Person to, (i) hire or solicit for hiring any employee of CG or any of its Affiliates or seek to persuade any employee of CG or any of its Affiliates to discontinue employment or (ii) solicit or encourage any independent contractor providing services to CG or any of its Affiliates to terminate or diminish its relationship with them; provided, however, that during the Non-Solicitation Period, these restrictions shall apply only to employees and independent contractors who have provided services to CG at any time within the two (2) years preceding the date of termination of your employment, and the restrictions against solicitation shall not apply with respect to any general solicitations of employees or independent contractors issued to the general public.

Inventions: With respect to any and all Inventions which you, either by yourself alone or together with others, make, conceive, originate, devise, discover, develop or produce, in whole or in part, during the period of your employment with CG hereunder or during, in whole or in part, the twenty four (24) month period after your employment hereunder and which such Inventions arise or relate, directly or indirectly, to your performance of your obligations under this Agreement delivered hereunder, you agree:

(a)
to keep notes and written records of any such work, which records shall be provided to CG and made available at all times for the purposes of evaluation and use in obtaining patents, trademarks or copyrights or as a protective procedure;

(b)
to disclose fully and promptly to CG any and all such Inventions, regardless of whether or not made, conceived, originated, devised, discovered, developed or produced by you or others on your behalf either during your working hours or in connection with the work assigned to you by CG;

(c)
that all models, instructions, drawings, blueprints, manuals, letters, notes, notebooks, books, memoranda, reports, software code listings, or other writings made by you or which may come into your possession during the term of this Agreement and which relate in any way to or embody any Confidential Information or relate to your employment hereunder or any activity or business of CG, shall be the exclusive property of CG and shall be kept on CG premises, except when required elsewhere in connection with any activity of CG and shall be available to representatives of CG at all times for the purpose of evaluation and use in obtaining patents, trademarks or copyrights or other protective procedures;

(d)	that CG is and shall be the sole owner of all intellectual and industrial property rights in any and all such Inventions and that you hereby irrevocably assign and agree to assign all right, title and interest in such Inventions to CG or its nominee without any additional compensation to it and that you will sign all applications for, and assignments of, patents, trademarks, copyright or other interests therein required by CG and that you will sign all other writings and perform all other acts necessary or convenient to carry out the terms of this Agreement;

(e)
that these obligations under this Article shall continue beyond the cessation of your employment for any reason with respect to Inventions conceived or made by you during the period of and in connection with this engagement and for the twelve (12) month period after your employment ceases and shall be binding upon your assigns, executors, administrators and other legal representatives; and

(f)	to irrevocably waive any and all of your moral rights in any such Inventions.

Termination:

This employment relationship is terminable:

(a)	by CG immediately at any time in the event of your employment is terminated for Cause. For purposes of this Agreement, “Cause” shall mean:

i.theft, dishonesty, or other similar behaviour;

ii.	any willful neglect or misconduct in discharging your material duties and responsibilities hereunder which is brought to your attention and not corrected;

iii.	any misconduct, including, without limitation, you being convicted of an offence under the Canada Criminal Code, which is materially detrimental or embarrassing to CG;

iv.
your acceptance of a gift of any kind, other than gifts of nominal or inconsequential value (approximately $50 or less), from any source directly or indirectly related to your employment with CG, unless prior approval by the President (or anyone else who has been designated) has been obtained; or

v.
willful violation of material CG company policies included with this letter or any other company policies which may subsequently be introduced and brought to your attention, including but not limited to, material policies regarding health and safety, sexual harassment, anti-discrimination, and violence in the workplace;

(b)	automatically on the Expiry Date of March 1, 2019, with no obligation on CG to provide and notice of termination or payments in lieu of notice;

(c)
by you for any reason or for Good Reason upon providing a minimum of 30 days’ notice in advance, in writing. For purposes of the Agreement, “Good Reason” shall mean, without your consent, any (i) material breach of this Agreement by CG; (ii) material diminution of your title, responsibilities or authority, or (iii) material adverse change in the Terms of Your Employment; or

(d)
by CG without Cause, prior to the Expiry Date, by providing written notice to you and by providing you with notice of termination or pay in lieu of notice (which is calculated based on your Base Salary on the date notice of termination is provided) as follows:

In the event that your employment is terminated by CG without Cause or by you for Good Reason, you will receive salary continuance for a period of one (1) year, less all required statutory withholdings and deductions, which shall be paid on the normal payroll cycle following the effective date of your termination of employment. In addition, your insured benefits (other than disability coverage and global medical coverage) will be maintained for a period of twelve (12) months, subject to the terms of applicable benefit plans, at which time all coverage will be discontinued. You will also receive a bonus in respect of the fiscal year during which you receive notice of termination, pro-rated for the number of whole or part months that you are employed during that fiscal year up until the date that you receive notice of termination, so long as all other bonus criteria and objectives are met by both you and CG in accordance with the terms of our Bonus Plan, and any such bonus shall be payable to you after completion of the fiscal year in the normal course. These terms include and exceed any entitlements that you may have under the Employment Standards Act 2000 on the termination of your employment, and you will not be entitled to any notice or payments in excess of those expressly provided for in this Agreement.

Enforcement of Covenants. You acknowledge that you have carefully read and considered all the terms and conditions of this Agreement, including the restraints imposed upon you under all the paragraphs under the headings “Confidential Information”, “Restricted Activities” and “Inventions”. You agree without reservation that each of the restraints contained herein is necessary for the reasonable and proper protection of the goodwill, Confidential Information and other legitimate interests of CG and its Affiliates; that each and every one of these restraints is reasonable in respect to subject matter, length of time and geographic area; and that these restraints, individually or in the aggregate, will not prevent you from obtaining other suitable employment during the period in which you are bound by them. You specifically acknowledge your understanding that the Restricted Area includes certain jurisdictions within the United States. You further agree that you will never assert, or permit to be asserted on your behalf, in any forum, any position contrary to the foregoing. You further acknowledge that, were you to breach any of the covenants contained herein, including all the paragraphs under the headings “Confidential Information”, “Restricted Activities” and “Inventions”, the damage to the Corporation could be irreparable. You therefore agree that CG, in addition to any other remedies available to it, shall be entitled to apply for preliminary and permanent injunctive relief against any breach or threatened breach by you of any of said covenants, without having to post bond. You further agree that, in the event that any provision set out herein including under all the paragraphs under the headings “Confidential Information”, “Restricted Activities” and “Inventions” shall be determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a time, too large a geographic area or too great a range of activities, such provision shall be deemed to be modified to permit its enforcement to the maximum extent permitted by law.

Independent Legal Advice. You acknowledge that you have been advised to obtain, and that you have obtained or have been afforded the opportunity to obtain, independent legal advice with respect to this Agreement, including, without limitation, under Canadian law and under the laws of the applicable United States jurisdictions and that you understand the nature and consequences of this Agreement both in Canada and in such United States jurisdictions.

Severability; Blue Pencil: If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law. You and CG agree that the covenants contained under the headings “ Confidential Information”, “Restricted Activities” and “Inventions” are reasonable covenants under the circumstances, and further agree that if, in the opinion of any court of competent jurisdiction such covenants are not reasonable in any respect, such court shall have the right, power and authority to excise or modify such provision or provisions of these covenants as to the court shall appear not reasonable and to enforce the remainder of these covenants as so amended.

Entire Agreement: This Agreement constitutes the entire agreement between the parties hereto with respect to your employment. Any and all previous agreements, written or oral, express or implied between the parties hereto or on their behalf relating to your employment by CG (or any other consulting arrangements in the past) are hereby terminated and cancelled and each of the parties hereto hereby releases and forever discharges the other of and from all manner of actions, causes of action, claims and demands whatsoever under or in respect of any such agreement.

Amendment: This Agreement may be altered, modified or amended only by a written instrument, duly executed by both parties and stating that the alteration, modification or amendment is an addition to and subject to this Agreement.

Non-Merger: Notwithstanding any other provision in this Agreement to the contrary, the provisions and covenants under the headings Confidential Information, Inventions, Non-Solicitation, and Non-Competition hereof shall survive termination of this Agreement and shall not merge therewith.

Notices: Any notice required or permitted to be given to you shall be sufficiently given if delivered to you personally or if mailed by registered mail to your address last known to CG.

Any notice required or permitted to be given to CG shall be sufficiently given if delivered to or mailed by registered mail to CG at its registered office.

Any notice given pursuant to and in accordance with this paragraph shall be deemed to be received by you on the third business day after mailing, if sent by registered mail, and on the day of delivery, if delivered.

Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of either party to require the performance of any term or obligation of this Agreement, or the waiver by either party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

Lee, it will be a pleasure to welcome you to CG! Please review and confirm your acceptance by signing this offer letter. If you are in agreement with the terms and conditions as outlined in this offer letter, please acknowledge your acceptance by returning one signed copy to Kara MacKillop (kmackillop@canadagoose.com) no later than March 30, 2016.

Yours truly,
CANADA GOOSE INC.

(signed) Dani Reiss	(signed) Kara MacKillop
Dani Reiss	Kara MacKillop
President & CEO	VP, Human Resources

ACKNOWLEDGMENT & ACCEPTANCE

I understand and accept this offer. I have been afforded reasonable opportunity to consult with an advisor of my choice. I do not rely on any promises other than those expressly set out in this Agreement. I agree to all of the above terms voluntarily.

DATED at Toronto , on March 21 , 2016.

WITNESS:	)
)
)
	)	(signed) Lee Turlington
Lee Turlington

Schedule A
Definitions

Definitions. The following capitalized words or phrases shall have the meanings set out herein:

“Affiliate” means any person or entity directly or indirectly controlling, controlled by or under common control with CG, where control may be by either management authority or equity interest.

“Business” means the (i) manufacturing, distribution, marketing and sale of outdoor apparel and related accessories and (ii) any other line of business that CG or its Affiliates conducts or, as reflected in CG’s or Affiliate's business plans or Board minutes, has specific plans to conduct; provided, however, that for the portion of the Non-Competition Period that follows the termination of the employee’s employment with the Corporation or its Affiliate, subsection (ii) shall be determined as of the date that such employee’s employment terminates.

“Confidential Information” means any and all information of CG and its Affiliates that is not generally known by Persons with whom they compete or do business, or with whom they plan to compete or do business, and any and all information not publicly known which, if disclosed by CG or any of its Affiliates, would assist in competition against them. Confidential Information includes without limitation such information relating to (i) the development, research, testing, manufacturing, marketing and financial activities of CG and its Affiliates, (ii) the Products, (iii) the costs, sources of supply, financial performance and strategic plans of CG and its Affiliates, (iv) the identity and special needs of the customers of CG and its Affiliates and (v) the people and organizations with whom CG and its Affiliates have business relationships and the nature and substance of those relationships. Confidential Information also includes information that CG or any of its Affiliates has received, or may receive hereafter, belonging to others that was received by CG or any of its Affiliates with any understanding, express or implied, that it would not be disclosed. Notwithstanding any of the foregoing, Confidential Information shall not include any information that (i) has become generally known to the public or in the relevant industry through no breach hereof on the part of the employee or any other Person having an obligation of confidentiality to the Corporation or any of its Affiliates which the employee is aware of, or (ii) known by the employee in connection with any personal investments made or considered, or which in the future may be made or considered, by him or her, as applicable.

“Customer” means any Person who, in the immediately preceding twenty four (24) month period, has, with the employee’s knowledge, purchased from CG or any of its Affiliates (or its or their respective predecessors) any product or service produced, sold, licensed, or distributed by CG or any of its Affiliates in respect of their business.

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"Inventions" means any intellectual property including without limitation, all technological innovations, discoveries, inventions, designs, formulae, know-how, tests, performance data, processes, production methods, software, improvements to all such property and the like, regardless of whether or not patentable, copyrightable, or subject to trade-mark and further includes any recorded material, notes or records defining, describing or illustrating any such intellectual property.

“Person” means a natural person, a corporation, a limited liability corporation, an association, a partnership, an estate, a trust and any other entity or organization, other than CG or any of its Affiliates.

“Products” means all products planned, researched, developed, tested, sold, licensed, leased, or otherwise distributed or put into use by CG or any of its Affiliates, together with all services provided or otherwise planned by CG or any of its Affiliates, during the employee’s employment.

“Prospective Customer” means (i) any Person solicited by the employee on behalf of CG or any of its Affiliates for any purpose relating to the business of CG or any of its Affiliates at any time during the immediately preceding twelve (12) month period; and (ii) any Person solicited by CG or any of its Affiliates for any purpose relating to the business of CG or any of its Affiliates at any time during the immediately preceding twelve (12) month period.

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Schedule B
Restrictive Territory

Canada
Alberta
British Columbia
Manitoba
New Brunswick
Newfoundland and Labrador
Nova Scotia
Ontario
Prince Edward Island
Quebec
Saskatchewan

United States
Colorado
Massachusetts
New York State

Switzerland

France

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Schedule C

·  Mackage
·  CP Company
·  Arctic Survival Canada
·  Arctic Bay
·  SAM
·  Bogner
·  Tatras
·  Peuterrey
·  Pyrenex
·  Moncler
·  Patagonia
·  Colmar
·  G-Lab
·  Woolrich
·  Duvetica
·  Parajumpers
·  Stone Island
·  Museum
·  Alpha Industries
·  CMFR
·  Arc’teryx
·  Woods
·  Sierra Designs

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